Exhibit 2.2

ASSET PURCHASE AGREEMENT

by and between

aLEPH FARMS LTD.

and

Vascular Biogenics Ltd.

Dated as of February 15, 2023

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 15, 2023, by and between Vascular Biogenics Ltd. an Israeli company (“Seller”), with its registered offices at 8 Hasatat Street, Modi’in, Israel and Aleph Farms Ltd., an Israeli company (“Buyer”), with its registered offices at 1 Haim Holtzman Street Rehovot 7670401, Israel. The Seller and the Buyer may be individually referred to as a “Party” and collectively as the “Parties”.

W I T N E S S E TH:

Whereas,	the Seller leases and has made adaptations and improvements in the Facility (defined below); and

Whereas,	Seller wishes to discontinue its operations at the Facility; and

Whereas,	subject to the terms and conditions set forth herein, Seller desires to sell and assign to Buyer and Buyer desires to purchase from Seller, all of the Purchased Assets and to assume the Assumed Liabilities all as hereinafter set forth (collectively, the “Transactions”);

NOW, THEREFORE, in consideration of the premises and of the mutual covenants of the Parties, it is hereby agreed as follows:

For purposes of this Agreement:

“Additional Equipment” – has the meaning set forth in Section 6.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Agreement” has the meaning set forth in the recitals.

“As-Is Basis” means the present condition of the Facility as of the Closing Date.

“Assumed Liabilities” has the meaning set forth in Section 3.

“Bioreactors” means the 50L, 250L and 1000L single use bioreactors their controllers, and any related items specified in Export License D1127676, dated May 22, 2018 acquired by the Seller from Thermo Fisher/Finesse Solutions Inc.

“Business Day” means any day other than (a) a Friday, Saturday or Sunday or (b) a day on which banking institutions located in Israel are permitted or required by applicable Law or governmental decree, to remain closed.

“Buyer Indemnified Person” has the meaning set forth in Section 8.1.

“Closing” means the consummation of the Transactions.

“Closing Date” means March 9, 2023.

“Excluded Liabilities” has the meaning set forth in Section 3.

“Facility” means the manufacturing facility constructed on the Real Property by the Landlord and/or the Seller, including the building and permanently attached fixtures located thereon. Unless specifically stated otherwise, all references to the Facility hereunder shall not be deemed to include the Real Property.

“Governmental Entity” means any Israeli or any authorized state, provincial or local or municipal government, administrative authority, governmental department, agency, commission, bureau, official, minister, court, board, tribunal or body exercising executive, legislative, judicial, regulatory or administrative functions of any such government, and any supranational organization of sovereign states exercising such functions for such sovereign states.

“Knowledge” means the actual knowledge of any of the officers or directors of the applicable Party after reasonable enquiry.

“Law(s)” means any statutes, ordinances, regulations, rules, standards, codes, orders, writs, injunctions, decrees, arbitration award, agency or regulatory requirements or license or permits of any kind whatsoever of any Governmental Entity, all as amended from time to time.

“Landlord” means P.S.D Investment Ltd. and or Mr. Shalom Darwish.

“Lien” means, with respect to the rights of the Seller to any Purchased Asset, any lien, pledge, charge, debt, security interest, option, charge, claim, equitable interest, encumbrance, attachment, assignment, hypothecation, right of first refusal or preemption, option, right to acquire, any other encumbrance or Third Party right, restriction on transfer, of any kind or nature whatsoever with respect to any Purchased Asset (other than restrictions imposed by any Law).

“Party” or “Parties” has the meaning set forth in the recitals.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other legal entity including any Governmental Entity.

“Purchased Assets “– has the meaning set forth in Section 1.

“Purchase Price” means the full consideration that is due to the Seller for the Purchased Assets hereunder, being the amount of US$ 6,000,000 in consideration for assignment of the right to lease the Facility and US$ 1,100,000 as consideration for the Purchased Assets.

“Seller Indemnified Person” has the meaning set forth in Section 8.2.

“Real Property” means the property located at 8 Hasatat Street, Modi’in, on which the Facility is located, which is leased to VBL under the VBL Lease Agreement.

“Third Party” means any Person other than the Seller, the Buyer or their respective Affiliates.

“Transactions” has the meaning set forth in the recitals.

“US Government Approval” means the issuance of a license, by the US Department of Commerce, Bureau of Industry & Security, authorizing the in-country transfer, from the Seller to the Buyer, of the items specified in Export License D1127676, dated May 22, 2018.

“VBL Lease Agreement” means the Lease Agreement dated October 16, 2016 between the Landlord and the Seller, as amended.

“VBL Lease Assignment Agreement” means an agreement between the Landlord and VBL, allowing the assignment of the VBL Lease Agreement to Buyer pursuant to Section 1, or a de-novo direct lease agreement in respect of the Facility, to be entered into by the Buyer and the Landlord directly, in either case a copy of which is attached as Exhibit A.

1.	The PURCHASED ASSETS

Upon the terms and subject to the conditions contained in this Agreement, at the Closing, the Seller shall sell, convey, transfer, assign and deliver to Buyer and Buyer shall acquire, assume and accept from Seller free and clear of any Lien and third-party rights, all of Seller’s right, title and interest in and to all of the following properties, assets and rights:

(a)	the assignment of the right to lease the Facility; and

(b)	the tangible assets and equipment located at the Facility, as listed on Schedule 1.1(b) (the “Purchased Assets”);

(Sub-section (a) and (b) shall be collectively referred to as the “Purchased Assets”).

2.	Conveyance and Transfer

2.1	At the Closing, Seller shall assign to Buyer the VBL Lease Agreement, and transfer possession of the Facility to the Buyer on an As-Is Basis and the Buyer shall accept possession thereof.

2.2	At the Closing, the Seller shall further sell, assign, and deliver to Buyer, and Buyer shall accept possession and purchase from Seller, free and clear of any Liens, all of Seller’s right, title and interest in the Purchased Assets, which shall be delivered to Buyer in the form and order in which they are maintained by Seller on the date hereof, other than the Bioreactors, whose transfer shall be subject to receipt of US Government Approval.

3.	Assumed Liabilities

At the Closing Date, Buyer will be granted all contractual rights relating to the Facility and the Purchased Assets from Seller, free and clear of any Lien. Subject to the aforesaid, Buyer shall assume and discharge Seller from all liabilities and obligations relating to the Facility and included in the VBL Lease Agreement (the “Assumed Liabilities”) as of the Closing Date.. Obligations of VBL under the VBL Lease Agreement, preceding the Closing Date shall not be deemed Assumed Liabilities. All liabilities and obligations which are not Assumed Liabilities are “Excluded Liabilities” and each is an “Excluded Liability.”

4.	Closing; Payment of Purchase Price.

4.1	The Closing.

The Closing shall take place on March 9, 2023.

4.2	Closing Deliveries by Seller.

4.2.1	At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(a)	a certification, dated as of the Closing Date, by a proper officer of Seller that certifies that the resolution of the board of directors of Seller (in such form reasonably satisfactory to Buyer) authorizing the execution, delivery and performance of this Agreement and the performance of the Transaction are contemplated hereby, has not been amended, modified or rescinded, and that such resolution remain in full force and effect;

(b)	a certification, dated as of the Closing Date, by a proper officer of Seller that certifies that each of the representations and warranties set forth in Section 7.1 are true and correct in all respects on the Closing Date; and

(c)	the final and fully executed copy of the VBL Lease Assignment Agreement. Alternatively, a de-novo direct lease Agreement that shall be entered by and between Buyer and Landlord (fully signed by both parties thereto) shall serve as a pre-condition for Closing.

4.2.2	At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(a)	a certification, dated as of the Closing Date, by a proper officer of Buyer that certifies that the resolution of the board of directors of Buyer (in such form reasonably satisfactory to Seller) authorizing the execution, delivery and performance of this Agreement and the performance of the Transaction are contemplated hereby, has not been amended, modified or rescinded, and that such resolution remain in full force and effect;

(b)	a certification, dated as of the Closing Date, by a proper officer of Buyer that certifies that each of the representations and warranties set forth in Section 6.2 are true and correct in all respects on the Closing Date; and

(c)	confirmation of the transfer of the payment on account of the Purchase Price set forth in Section 5.1 below to the Seller’s bank account.

4.3	Simultaneous Transactions.

All transactions occurring at the Closing shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered.

5.	Purchase Price and Payment; vat; Withholding Tax

5.1	As consideration for the transfer to Buyer of the Facility and the Purchased Assets, and following receipt of an invoice for payment, the Buyer shall: (i) pay to Seller’s bank account an aggregate amount equal to US$ 7,100,000, in immediately available funds (the “Purchase Amount”), as follows: US$6,000,000 in consideration for assignment of the right to lease the Facility and the Purchased Assets; and US$ 1,100,000 as consideration for the Purchased Assets; and (ii) assume the Assumed Liabilities in accordance with the terms and conditions of this Agreement.

5.2	The Purchase Amount shall be accompanied by VAT against Seller’s tax invoice, to the extent required by Law.

5.3	Seller has provided Buyer with a tax exemption certificate prior to Closing and therefore Buyer shall not deduct any amounts from the Purchase Price.

6.	Other Equipment

6.1	It is hereby agreed that Seller can use a certain pre-defined locked space in the Facility, for storing Seller’s equipment detailed in Schedule 6.1 (the “Additional Equipment”) and the Bioreactors for a period of 3 months and no later than May 31, 2023, except that if US Approval for Bioreactors is not obtained prior to May 31, 2023 – the parties will mutually consider an extension, or earlier if requested by Seller (“Storage Period”). During the Storage Period, Seller shall be permitted access to the Additional Equipment, for the purpose of selling it to third parties, subject to in-advance accommodation of such access with Buyer, in a reasonable and timely manner. Buyer undertakes to ensure that only Seller shall have access to the Additional Equipment. Upon completion of the Storage Period – Buyer shall be entitled to evacuate the Additional Equipment from the Facility and/or to do with it as it deems fit, provided however that Buyer provided Seller with a 10 day prior written notice and enabled Seller to evacuate the Additional Equipment from the Facility. For the avoidance of doubt, other than as set forth herein, Buyer assumes no responsibility, whatsoever, in respect of the Additional Equipment and/or the Bioreactors, and shall not be liable for any outcome of the storage thereof, including (without limitations) any damage, loss, wear and tear, or any Assumed Liability in respect thereof, and Seller shall adequately insure the Additional Equipment and the Bioreactors during the Storage Period.

7.	Representations and Warranties.

7.1	Representations and Warranties of Seller.

Seller represents and warrants to Buyer as follows:

7.1.1	Due Organization; Power; Capacity; Good Standing; Ownership.

Seller is a corporation duly organized, validly existing, and in good standing under the laws of Israel and has the requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now conducted by it. Seller has all requisite corporate and other power and authority to enter into this Agreement and to perform Seller’s obligations hereunder and thereunder.

7.1.2	Authorization and Validity.

The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Seller and this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as affected by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally.

7.1.3	The Purchased assets; Condition of the Facility and Title to and Condition of the Purchased Assets.

Seller has, and Buyer upon the Closing shall receive, good and marketable title to all of the Purchased Assets, free and clear of all Liens. The Facility and all Purchased Assets are on an As Is Basis, subject to Seller’s representations hereof, and suitable for use , and conform to all applicable Laws.

7.1.4	Leasehold Interests in the Facility.

The Seller has a good and valid leasehold interest in the Facility. Seller has heretofore furnished to Buyer a true and complete copy of the VBL Lease Agreement and the VBL Lease Assignment Agreement and all amendments thereto.

Seller hereby warrants and declares that:

(a)	There are no condemnation proceedings or other proceedings of any kind pending or, to the Knowledge of the Seller, threatened against the Facility or against the Seller in respect of its lease in the Facility.

(b)	All improvements on the Facility constructed by or on behalf of Seller or any other Person were constructed in compliance with all applicable Laws.

(c)	The VBL Lease Agreement is valid and binding and in full force and effect, and there are no threatened or known claims against VBL in respect of its lease or use of the Facility.

(d)	The rental set forth in the VBL Lease Agreement is the actual rental being paid, and there are no separate agreements or understandings with respect to the same.

7.1.5	Legal Proceedings.

There is no litigation, proceeding or, no governmental investigation to which Seller is a party pending, or to Seller’s Knowledge, threatened against Seller relating to the Facility, the Purchased Assets, the Assumed Liabilities, or which seeks to restrain or enjoin the consummation of any of the Transactions contemplated hereby. Seller is not in violation of any term of any judgment, writ, decree, injunction or order entered by any court or Governmental Entity (domestic or foreign) and outstanding against Seller or with respect to the Facility or any of the Purchased Assets.

7.1.6	Insurance.

The properties and assets of Seller which are of an insurable character and are used or useful in the Facility and the operation of the Facility are insured pursuant to the policies listed in Schedule 7.1.6. The coverage under each such policy is in full force and effect, until and including the Closing, at which time they shall expire. No notice cancellation or nonrenewal with respect to any such policy has been received by Seller.

7.1.7	Brokers’ Fees.

Neither Seller nor any of Seller’s respective officers, directors or employees or Affiliates, on behalf of Seller, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions.

7.2	Representations and Warranties of Buyer.

Buyer represents and warrants to Seller as follows:

7.2.1	Due Organization and Power.

Buyer is a corporation duly organized and validly existing and in good standing under the laws of Israel. Buyer has all requisite corporate and other power and authority to enter into this Agreement and to perform its obligations hereunder.

7.2.2	Authorization and Validity.

The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transactions have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Buyer and this Agreement constitutes, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as affected by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally.

7.2.3	Inspection of Facility.

Buyer has made prior to the Closing Date its own inspection and investigation of the Facility and surrounding area, including, without limitation, its subsurface, soil, engineering and other conditions and requirements, and all zoning and regulatory matters pertinent to the Facility and to the present use or occupancy of the Facility. Buyer is entering into this Agreement and purchasing the Purchased Assets based upon its own inspection and investigation and not in reliance on any statement, representation, inducement or agreement of Seller except as specifically provided herein. Buyer acknowledges that neither Seller nor anyone acting on behalf of Seller has made any representation, guarantee or warranty whatsoever, either written or oral, concerning the Facility except as specifically set forth herein.

7.2.4	Brokers’ Fees.

Neither Buyer nor any of its officers, directors or employees or Affiliates, on behalf of Buyer, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions.

7.2.5	Availability of Funds.

Buyer has available sufficient funds to enable it to consummate the transactions contemplated herein and to pay the total Purchase Price at the Closing.

7.3	Survival of Representations.

The representations and warranties contained in Sections 7.1 and 7.2 of this Agreement shall survive the Closing and until one (1) year after the Closing Date, at which time they shall terminate.

8.	Agreements.

8.1	Confidentiality, No Trading.

8.1.1	Each Party shall not, and shall cause its representatives to not, disclose the existence and terms of this Agreement to any Third Party (other than a Party’s representatives who have a need to know and who are subject to written confidentiality obligations or, with respect to tax advisors and legal counsel only, confidentiality obligations under applicable Law and professional conduct standards no less restrictive than those set forth herein) without the other Party’s prior consent.

8.1.2	Neither Buyer nor any of its Affiliates, respective security holders, officers, directors, employees, agents or representatives shall use any non-public information of Seller which it has received hereunder to purchase, sell, make any short sale of, loan, grant any option for the purchase of, or otherwise transfer, dispose of any securities of Seller.

8.2	Further Actions.

8.2.1	Seller and Buyer agree to use their reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transaction, including using its reasonable efforts (without payment of money, commencement of litigation, the assumption of any material obligation or the entering of any agreement to divest or hold separate any assets) (i) to furnish to each other such information and assistance as reasonably may be requested in connection with the foregoing; and (ii) to assist Buyer at Buyer’s sole expense, as reasonably requested by Buyer, in obtaining all Licenses as are necessary in order to enable Buyer to operate the Facility in the ordinary course of business.

8.2.2	The office space designated as “Future Area” and the R&D Lab, both as more fully specified and marked on the script attached hereto as Schedule 8.2.2 (jointly and severally, the “VBL Space”), will be vacated on or prior to May 31, 2023. Until the time of evacuation, Seller shall pay Buyer an amount of 20,000 NIS plus VAT on a monthly basis, at the beginning of each calendar month, for covering the expenses and taxes related to the VBL Space It is hereby acknowledged that, as between the Parties hereto, VBL shall assume any and all legal liability, of whatever kind or nature, in respect of the Additional Equipment and Bioreactors stored at the Facility pursuant to Section 6.1 and/or in respect of any VBL employee, agent, or representative entering the Facility prior to the above-mentioned date of evacuation and/or using the VBL Space in accordance with the aforesaid. To such extent, VBL shall secure adequate insurance and shall hold the Company harmless and indemnify it against any claim cost or demand, in accordance with the indemnification provisions set forth in Section 9.1 below.

8.2.3	Notwithstanding anything to the contrary that may be inferred from any other provision of this Agreement, transfer of possession and ownership of the Bioreactors to Buyer is subject to the US Government Approval. Therefore, until such US Government Approval will be obtained, the Parties hereby agree that the Bioreactors will remain in the locked storage space at the Facility, as set forth in Section 6.1 above, that Buyer will not have access to, and Buyer hereby warrants and undertakes that it will not take possession of, access or use the Bioreactors, provided however, if by July 31 2023 the US Government Approval is not obtained Seller will be responsible to evacuate the Bioreactors’ controller unit from the Facility and shall assume all liability in respect to the Bioreactors’ controller unit, and the parties shall endeavor to reach a mutual solution in respect thereto.

8.2.4	Except for the VBL Space and the Additional Equipment, which shall be vacated on May 31, 2023, as aforesaid, Seller shall vacate and cease to occupy the Facility as of the Closing Date and shall surrender possession of the Facility to Buyer as of the close of business on the Closing Date.

9.	Indemnification.

9.1	Seller’s Indemnity.

Seller agrees to indemnify and hold harmless Buyer, its Affiliates, each of their respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, “Buyer Indemnified Persons” and each a “Buyer Indemnified Person”) from and against any claim, cost, loss, liability or damage directly incurred or sustained by any Buyer Indemnified Person as a result of: (i) Excluded Liabilities ; (ii) any misrepresentation or breach of warranty by Seller or a breach by Seller of any covenant or other agreement contained herein; and (iii) any and all liabilities for sales, use, income and other taxes that relate to the Purchased Assets arising prior to the Closing Date (iv) all reasonable costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by any Buyer Indemnified Person in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 9.1. All amounts payable by the Seller to a Buyer Indemnified Person hereunder shall be limited to $300,000 (the “Indemnification Amount”).

9.2	Buyer Indemnity.

Buyer agrees to indemnify and hold harmless Seller and its Affiliates, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Persons” and each a “Seller Indemnified Person”) from and against (i) any claim, cost, loss, liability or damage directly incurred or sustained by any Seller Indemnified Person as a result of any misrepresentation or breach of warranty by Buyer or a breach by Buyer of any covenant or other agreement contained herein, or under any other agreement executed and delivered by the Parties in furtherance of the Transactions, (ii) any claim, cost, loss, liability or damage incurred or sustained by any Seller Indemnified Person as a result of the operation of the Facility or the use of the Purchased Assets by Buyer or any other Third Party following the Closing Date, (iii) any claim, cost, loss, liability or damage incurred or sustained by any Assumed Liability, and (iv) all reasonable costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by any Seller Indemnified Person in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 9.2. All amounts payable by the Seller to a Buyer Indemnified Person hereunder shall be limited to the Indemnification Amount.

9.3	Third Party Claims.

If a claim by a Third Party against an indemnified Person hereunder, and if such indemnified Person intends to seek indemnity with respect thereto under this Article, such indemnified Person shall promptly notify the indemnifying Person in writing of such claims setting forth such claim in reasonable detail, provided that failure of such indemnified Person to give prompt notice as provided herein shall not relieve the indemnifying Person of any of its obligations hereunder, except to the extent that the indemnifying Person is materially prejudiced by such failure. With respect to any such claim relating solely to the payment of monetary damages and which will not result in the indemnified Person’s becoming subject to injunctive or other equitable relief and as to which the indemnifying Person shall have acknowledged in writing its obligations to indemnify the indemnified Person hereunder, the indemnifying Person shall have twenty (20) days after receipt of such notice to undertake, through counsel of its own choosing, subject to the reasonable approval of such indemnified Person, and at its own expense, the settlement or defense thereof, and the indemnified Person shall cooperate with it in connection therewith; provided, however, that the indemnified Person may participate in such settlement or defense through counsel chosen by such indemnified Person, provided that the fees and expenses of such counsel shall be borne by such indemnified Person. If the indemnifying Person shall assume the defense of a claim, the indemnifying Person shall not settle or compromise such claim without the prior written consent of the indemnified Person, which consent shall not be unreasonably withheld, unless: (i) such settlement or compromise includes as an unconditional term thereof the giving by the claimant of a release of the indemnified Person from all liability with respect to such claim, or (ii) such settlement or compromise involves the imposition of equitable remedies or the imposition of any material obligations on such indemnified Person, the indemnified Person will be indemnified hereunder. If the indemnifying Person shall assume the defense of a claim, the fees of any separate counsel retained by the indemnified Person shall be borne by such indemnified Person unless there exists a conflict between them as to their respective legal defenses in accordance with advice of legal counsel (other than one that is of a monetary nature), in which case the indemnified Person shall be entitled to retain separate counsel, the reasonable fees and expenses of which shall be reimbursed by the indemnifying Person. If the indemnifying Person does not notify the indemnified Person within twenty (20) days after the receipt of the indemnified Person’s notice of a claim or indemnity hereunder that it elects to undertake the defense thereof and acknowledges its obligations to indemnify the indemnified Person hereunder, the indemnified Person shall (upon delivering notice to such effect to the indemnifying Person) have the right to contest, settle or compromise the claim; provided, however, that such claim shall not be compromised or settled without the written consent of the indemnifying Person, which consent shall not be unreasonably withheld.

9.4	Additional Agreements.

9.4.1	The obligations to indemnify and hold harmless a Person hereunder, pursuant to Sections 8.1 and 8.2 with respect to any misrepresentation or breach of warranty contained in this Agreement shall terminate when the applicable representation or warranty terminates in accordance with Section 6.3; provided, however, that such obligation to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the indemnifying Person.

9.4.2	No monetary amount shall be payable by Seller to any Buyer Indemnified Person or by Buyer to any Seller Indemnified Person, with respect to the indemnification of any claims under Section 8.1 or Section 8.2 in excess of the Indemnification Amount.

9.4.3	Notwithstanding the foregoing, nothing in this Section 8.4 shall limit the rights of an Indemnified Party with respect to intentional or willful misrepresentation of material facts regarding the representations and warranties made herein or in any schedule, exhibit or certificate delivered pursuant hereto which constitute fraud under applicable Law.

9.4.4	No indemnification amount shall be payable to any indemnified Person under this Section 8 until the aggregate amount of all damages actually incurred by all indemnified Persons exceeds US$ 50,000 (or the equivalent thereof), following such time damages shall be paid from the first dollar.

9.4.5	Notwithstanding anything herein to the contrary, no party shall be entitled to recover any indirect, consequential, special, exemplary, punitive or similar damages hereunder.

10.	Miscellaneous.

10.1	Public Announcements.

Press releases and other publicity concerning the Transactions shall be made only with the prior written agreement of both Parties. The Parties shall maintain the confidentiality of this Agreement and the Transactions contemplated thereunder, except (i) to the extent required by applicable law, including any fillings with the Securities and Exchange Committee, or (ii) in connection with a due diligence inquiry, subject to customary confidentiality undertakings of the recipient.

10.2	Expenses.

Whether or not the Transactions are completed, each of the Parties shall pay the fees and expenses incurred by it in connection with the negotiation, preparation, execution and performance of this Agreement, including, without limitation, attorneys’ and accountants’ fees, and, in no event, shall any such fees and expenses of Seller constitute “Assumed Liabilities” under this Agreement. The foregoing shall not affect the legal right, if any, that a Party may have to recover expenses from a Party that breaches its obligations hereunder.

10.3	Notices.

All notices, requests, claims, demands, consents, approvals and other communications under this Agreement shall be in writing and shall be deemed given or made (a) as of the date delivered, if delivered personally, (b) as of the date transmitted, if sent by email (provided that no notice is received by the electronic mail sender indicating that such electronic mail was undeliverable or otherwise not delivered), or (c) one (1) Business Day after being sent by a nationally recognized overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Seller:

Vascular Biogenics Ltd.

c/o: Prof. Dror Harats

With a copy (that will not constitute notice) to:

Horn & Co., Law Offices

Amot Investments Tower,

2 Weizmann St., 24th Floor

Tel-Aviv 6423902, Israel.

Attn: Adv. Yuval Horn

Fax: +972-3-637-8200

Email: yhorn@hornlaw.co.il

If to the Buyer:

Aleph Pharms Ltd.

Attn: Mr. Didier Toubia, CEO and Co-Founder

Email:

With copies (that will not constitute notice) to:

Mr. Kevin Benmoussa, Executive VP and Global CFO.

Email:

Ms. Galit Gilboa, External Legal Advisor

Email:

or to such other address or to the attention of such other Person as any Party shall have specified by notice in writing to the other Party. All such notices, requests, demands and communications shall be deemed to have been received on the date of personal delivery or on the third business day after the mailing thereof.

10.4	Entire Agreement.

This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement between the Parties and their Affiliates with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the Parties hereto with respect to the subject matter hereof.

10.5	Binding Effect; Benefit.

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns and any Person entitled to indemnification under Section 8.1 or 8.2, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.6	Assignability.

This Agreement shall not be assignable, in whole or in part, by any Party without the prior written consent of the other Party.

10.7	Amendment; Waiver.

This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Parties. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, obligations or agreements contained herein, or in any documents delivered or to be delivered pursuant to this Agreement or in connection with the Closing hereunder. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

10.8	Section Headings.

The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

10.9	Severability.

If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void, or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

10.10	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

10.11	Applicable Law; Jurisdiction; Venue.

This Agreement and any and all rights and obligations hereunder, including, but not limited to, matters of construction, validity and performance, shall be governed by the laws of Israel, and no other jurisdiction whether the manner of resolution be by arbitration, legal proceeding or otherwise (excluding any conflict of laws principles that would apply the laws of another jurisdiction). If any dispute arises out of or in connection with or related to this Agreement or the termination thereof, or the relationship created by or described in this Agreement, the Parties shall submit to the exclusive jurisdiction of the competent court located in Tel Aviv.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

Aleph Farms Ltd.		Vascular Biogenics Ltd.

By:	/s/ Didier Toubia	By:	/s/ Dror Harats

Name:	Didier Toubia	Name:	Dror Harats

Title:	Co-Founder & CEO	Title:	CEO
	15 February 2023		15 February 2023

By:	/s/ Jonathan Berger	By:

Name:	Jonathan Berger	Name:

Title:	Director	Title:
15 February 2023

Exhibit A